Value Line Funds Investment Trust

7 Times Square, 21st Floor

New York, New York 10036-6524

January 12, 2014

Via Edgar Correspondence

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Valerie Lithotomos

Re:	Registration Statement on Form N-1A (“Registration Statement”) of the Value Line Funds Investment Trust (811-22965; 333-195856)

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) transmitted orally to Gretchen Passe Roin and Amanda Border of Wilmer Cutler Pickering Hale and Dorr LLP on September 16, 2014, relating to Pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) of the above named Registrant (the “Trust”) with respect to its series, the Worthington Value Line Equity Advantage Fund (the “Fund”) which was filed with the Commission on July 25, 2014.

In response to the comments of the staff, attached hereto for electronic filing on behalf of the Trust pursuant to (1) the Securities Act and Rule 402 thereunder; (2) the 1940 Act and Rule 8b-11 thereunder; (3) General Instructions B and C to Form N-1A and (4) Rule 101(a) of Regulation S-T, is Pre-effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment includes a delaying amendment in order to delay the effective date of the Amendment until the Trust files a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act or until the Registration Statement shall be effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

As discussed, the Trust and the Distributor intend to orally request acceleration of the effective date of the Registration Statement to January 30, 2015.

In accordance with Rule 461 under the 1933 Act, the Trust and EULAV Securities LLC, the principal underwriter of the Trust (the “Distributor”), hereby reserve the ability to orally request acceleration of the effective date of the Registration Statement. The Trust and the Distributor are aware of their obligations under the 1933 Act. The Trust and the Distributor would greatly appreciate any assistance that the Commission staff can provide to facilitate the effectiveness of this Amendment in a timely fashion.

January 12, 2015

For the staff’s convenience, its comments are restated below, followed by the Fund’s responses. Unless otherwise indicated, all page numbers refer to Pre-effective Amendment No. 1 to the Registration Statement as filed on July 25, 2014.

Comment 1.

Please supplementally explain to the staff why the Fund has both an investment manager and an investment adviser, and what duties each performs to warrant a fee from the Fund.

Response 1.

Each of the Fund’s investment adviser, EULAV Asset Management (the “Adviser”), and the Fund’s investment manager, Worthington Capital Management LLC (the “Manager”), bring unique resources and expertise to the day-to-day management of the Fund’s investment portfolio, perform different (but integrated) investment advisory, investment management and related services for the Fund, and are compensated accordingly with separate fees pursuant to agreements approved by the Trust’s Board of Trustees in accordance with Section 15(c) of the 1940 Act and other applicable law. The Adviser and the Manager are investment advisers registered with the SEC under the Investment Advisers Act of 1940, and while operating separately, they endeavor to provide for the seamless operation of the Fund. In evaluating the Fund’s investment advisory agreement with the Adviser (“Advisory Agreement”) and the Fund’s investment management agreement with the Manager (“Management Agreement”), the Board of Trustees requested and reviewed, and the Adviser and the Manager provided, such information with respect to each Agreement as the Board deemed reasonably necessary, and the Board concluded with respect to each Agreement, in light of the totality of information provided and with the assistance of counsel to the Independent Trustees, that the rate at which the fees will be paid pursuant to each Agreement is not so disproportionately large as to bear no reasonable relationship to the services rendered or preclude a finding that the fee was the product of arm’s-length bargaining. The Advisory Agreement and the Management Agreement set forth the services to be performed by the Adviser and the Manager, respectively. These Agreements were filed as Exhibits (d)(1) and (d)(2) to Pre-effective Amendment No. 1. In particular, reference is made to Section 2 of each Agreement for a listing of services to be provided by the Adviser and the Manager. In accordance with the requirements of Form N-1A, the roles of the Adviser and the Manager are described in the Prospectus in the section captioned “Who Manages the Fund” on page 18 and in the Statement of Additional Information in the section captioned “Investment Advisory, Management and Other Services” on pages B-23 to B-26. While more complete descriptions of the Adviser’s and Manager’s services are set forth in the foregoing materials, the services provided by the Adviser for which it is compensated under the Advisory Agreement include making investment decisions and placing orders for the purchase and sale of portfolio securities on the Fund’s behalf and managing, subject to the supervision of the Board of Trustees and the Manager, the Fund’s portfolio in accordance with the Fund’s stated investment objective, policies and restrictions. The Manager does not exercise investment discretion with respect to the management of the Fund’s investment portfolio. The Manager’s role with respect to the management of the Fund’s investment portfolio is limited to the selection of the Adviser and the review of all purchases and sales of portfolio instruments made by the Fund to assess compliance with its stated investment objective, policies and restrictions. The Manager also seeks to enhance, and ensure quality control in, the Adviser’s investment process with the objective of adding value compared with returns of an appropriate risk and return benchmark. In this respect, the Manager participated in the development with a third party of, and licenses, a proprietary model that is relied upon in the day-to-day management of the Fund’s investment portfolio. The Manager also performs other investment advisory, oversight and management responsibilities, including enriching the Adviser’s investment process through the Manager’s insights into and experience with closed-end investment companies, assisting the Adviser in seeking best execution in its selection and use of brokers to transact in shares of closed-end investment companies, and voting the Fund’s portfolio securities.

January 12, 2015

Comment 2.

Please provide an example of another fund which (a) has both an investment manager and an investment adviser, and (b) depicts as the “Management Fee” (in the fee table required by Item 3 of Form N-1A) the sum of the fees payable to the adviser and the manager.

Response 2.

The Boyar Value Fund, Inc. (SEC File Nos. 333-29253; 811-08253) engages both an investment manager and an investment adviser, and depicts the sum of their fees as the “Management Fees” in the fee table pursuant to Item 3 of Form N-1A.

Comment 3.

Please supplementally explain how the fees otherwise payable to the Distributor are waived under the Expense Limitation Agreement.

Response 3.

The Expense Limitation Agreement filed as Exhibit (h)(1) to Pre-effective Amendment No. 1 limits the Fund’s total operating expenses through a combination of waivers and expense reimbursements in a prescribed order. To the extent necessary to maintain the Fund’s expense ratio at the operating expense limit, advisory and management fees are waived first by the Adviser and the Manager in proportionate amounts up to the total fee payable to each under their respective agreements. Thereafter, and to the extent necessary, fees are first waived by the Distributor up to the total amount payable under the Fund’s Rule 12b-1 Plan and then up to the total amount payable under the Fund’s Sub-Transfer Agency Plan. After these waivers, any reimbursement necessary to maintain the Fund’s expense ratio at the operating expense limit is paid by the Manager.

January 12, 2015

Comment 4

Please add a statement in the Statement of Additional Information that the Fund will not invest more than 15% of its assets in illiquid investments, including hedge funds.

Response 4.

Accepted. A statement has been added on page B-6 of the Statement of Additional Information to clarify that the Fund may not invest more than 15% of its assets in illiquid securities which may include certain private funds.

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Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Leonard A. Pierce or Gretchen Passe Roin of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6440 and (617) 526-6787, respectively.

Very truly yours,

By: /s/ Mitchell E. Appel

Mitchell E. Appel

President and Chief Executive Officer

of the Trust and President of the Distributor

January 12, 2015

cc:   Peter D. Lowenstein, Esq.

Leonard A. Pierce, Esq.

Gretchen Passe Roin, Esq.